SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

14 NEW RYANAIR ROUTES
ACROSS EUROPE
 THIS WINTER

5 NEW UK ROUTES
TO FARO, MALAGA, MILAN, PARIS & TENERIFE

Ryanair, Europe's largest low fares airline, today (
Thursday,
29
th
 May
 2008
) announced 14 new routes across Europe
 to be launched in

October
20
08
, including 5 new UK routes
:
 from Bournemouth to
Milan

and Paris
,
 and
from Glasgow to Faro, Malaga and Tenerife.
This latest expansion brings Ryanair's network to over 660 routes for
W
inter 08, and includes services to four new airports, Lille (France)
,
 Agadir, Nador and Tangier (Morocco).

Speaking today, Ryanair's
Bridget

Dowling
 said:

"Over 60 million passengers
will save over £6bn by choosing Ryanair's
 guaranteed lowest fares
over our high fare competitors
 this year
. T
his latest
14
route expansion will deliver low fares to Agadir,
Lille
, Nador and Tangier for the first time. Our five new
UK
 routes will
meanwhile
provide passenger
s with lower fares and better punctuality compared
 to the high fares levied by
British Airways and
Easyjet.

"To celebrate these new routes, we are giving away
500,000
 £10 one-way seats for travel in
June
 and July
 and we
recommend
 passengers to book
these £10 seats
immediately on
www.ryanair.com
, as demand for the
se
 guaranteed lowest fares
will ensure that they're snapped up quickly
."

Note
for Editors
:

New Routes
 to start
week of 27
th

October
20
08
:

Bremen to:

Fuerteventura, Gothenburg, Marrakesh, Tenerife
.
Bournemouth to:

Milan, Paris
Glasgow to:

Faro, Malaga, Tenerife
Marseille to:

Agadir, Brest, Lille, Nador, Tangier

Ends.

                    Thursday, 29
th
 May 2008

For further information:

Lorna Farren - Ryanair

      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1
271

    Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  29 May, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director